UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)
Date: May 18, 2009
	By:	/s/ Alexander Y. Torbakhov
	Name:	Alexander Y. Torbakhov
	Title:	General Director

FOR IMMEDIATE RELEASE

VIMPELCOM LAUNCHES OPERATIONS IN CAMBODIA

Moscow and New York (May 18, 2009) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), the leading provider of telecommunications services in Russia and the Commonwealth of Independent States (CIS), today officially announced the commercial launch of mobile operations in the Kingdom of Cambodia. Mobile services were launched under VimpelCom’s “Beeline” brand via its subsidiary Sotelco LTD.

“The commercial launch in Cambodia is the first launch by a Russian mobile operator under its own brand outside of Russia and the CIS. The Cambodian launch is an important stage in VimpelCom’s international development”, - said Vladimir Riabokon, Executive Vice President of VimpelCom.

During the first stage Beeline services will be available in the 11 largest provinces of the Kingdom of Cambodia with 37% of the country’s population. By the end of 2009, the company plans to provide coverage to an area with more than two thirds of the country’s population.

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The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of mobile, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, Armenia, as well as Vietnam and Cambodia, in territories with a total population of about 340 million. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

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Sotelco LTD is a subsidiary of the VimpelCom Group. In July 2008 VimpelCom announced that it has acquired a 90% stake in the Cambodian company Sotelco, which holds a GSM 900/1800 license and related frequencies for the territory of Cambodia. The transaction was consummated through the purchase of 90% of Sotelco’s parent company, Atlas Trade Limited, for US$28 million. The remaining 10% of Atlas will stay with a local partner, a Cambodian entrepreneur. VimpelCom has also acquired a call option to purchase the 10% interest of the local partner for market value at the date of exercise of the option.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the anticipated schedule for developing our network in Cambodia. Actual timing may differ materially from that described in such forward-looking statements as a result of various factors, including continued volatility in the economies in the markets in which the Company operates and unforeseen developments in competition, or current or future changes in the political, economic and social environment or current or future regulation of the Cambodian telecommunications industries. Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements is contained in VimpelCom’s public filings with the SEC, including VimpelCom’s annual report on

Form 20-F for the year ended December 31, 2008 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Alexey Subbotin	Mateo Millett
VimpelCom	FD
Tel: 7(495) 910-5977	Tel: 1-617 897-1533
Investor_Relations@vimpelcom.com	mateo.millett@fdashtonpartners.com